SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

Commission File No. 001-36566

Mobileye N.V.

(Translation of registrant’s name into English)

Har Hotzvim

13 Hartom Street

PO Box 45157

Jerusalem 9777513, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒        Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes   ☐        No   ☒

On September 11, 2015, Mobileye N.V. filed a report, on behalf of Mr. Ziv Aviram, Co-Founder, President and Chief Executive Officer, and Mr. Amnon Shashua, Co-Founder, Chairman and Chief Technology Officer, with Dutch regulatory authorities reporting the grant by the company pursuant to its existing equity incentive plan to each of Mr. Aviram and Mr. Shashua of 2.2 million options to purchase ordinary shares at an exercise price of $57.58 per share to be vested over a three-year period. The option grants were approved by the Company’s compensation committee and Board as required by applicable provisions of the Dutch Corporate Governance Code.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 11, 2015

MOBILEYE N.V.

By:	/s/ Ofer Maharshak
Ofer Maharshak
Chief Financial Officer